UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   N/A   to   N/A

Commission File Number 1-5046

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Con-way 401(k) Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Con-way Inc.

2211 Old Earhart Road, Suite 100

Ann Arbor, MI  48105

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Con-way 401(k) Plan
(Name of Plan)

June 23, 2011	/s/ Michael J. Morris
Michael J. Morris
Chairman, Con-way Inc. Administrative Committee

CON-WAY 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm)

CON-WAY 401(k) PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits – December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits – Year ended December 31, 2010	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010	10

Report of Independent Registered Public Accounting Firm

To the Con-way Inc. Administrative Committee

Con-way 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Con-way 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Perkins & Company, P.C.

Portland, Oregon

June 23, 2011

CON-WAY 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009
	2010	2009
Assets:
Investments, at fair value:
Shares in registered investment companies	$31,141,847	$30,711,331
Common trust funds	5,494,995	5,816,680
Con-way Common Stock	1,883,015	1,873,547
Total investments	38,519,857	38,401,558
Receivables:
Participant contributions	40,369	44,432
Notes receivable from participants	1,695,802	1,627,812
Total receivables	1,736,171	1,672,244
Cash	9,845	—
Net assets available for benefits	$40,265,873	$40,073,802
See accompanying notes to financial statements.

CON-WAY 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2010
Additions:
Participant contributions	$1,999,428
Rollover contributions	34,680
Dividend and interest income	712,256
Net appreciation in fair value of investments	3,808,407
Total additions	6,554,771
Distributions to participants	(6,362,700)
Net increase	192,071
Net assets available for benefits, beginning of year	40,073,802
Net assets available for benefits, end of year	$40,265,873
See accompanying notes to financial statements.

CON-WAY 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1)	Description of Plan

The following description of the Con-way 401(k) Plan (the Plan), is provided for general information purposes only. Participants should refer to the Con-way Employee Benefits Plan Description or the Plan document for more complete information. The term “Con-way” or “Company” refers to Con-way Inc. and subsidiaries.

(a)	General

The Con-way sponsored Plan is a defined contribution plan with profit-sharing, salary deferral and employee stock ownership plan features and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code (the Code).

Overall responsibility for administering the Plan rests with the Con-way Inc. Administrative Committee (the Committee), which is appointed by the Chief Executive Officer of Con-way. The Plan’s trustee, T. Rowe Price (the Trustee), is responsible for the management and control of the Plan’s assets, which are held in individual participant investment accounts (collectively known as the Trust).

(b)	Eligibility

Eligibility is restricted to employees of Con-way Truckload who are not sales managers, directors, vice presidents or the president. Employees are eligible to participate in the Plan if they are not covered by a collective bargaining agreement, are not a leased employee or are not a nonresident alien. There are no age requirements for eligibility. One year of service is required for participation. A supplemental employee must complete one year of service during which the employee works 1,000 hours.

(c)	Contributions

Participants may contribute up to 50% of their eligible compensation subject to certain limitations.

The plan provides for Matching contributions equal to 50% of the first seven percent of eligible compensation that participants contribute to the plan. For the periods presented, the Matching contributions were suspended.

(d)	Participant Accounts

A separate account is maintained for each participant of the Plan. Allocations of net Plan earnings are based upon participant account balances. The benefits to which participants are entitled are the benefits that can be provided from participants’ vested accounts.

CON-WAY 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(e)	Vesting

Participants are fully vested at all times in all employee contributions made to the Plan plus net earnings thereon. Matching contributions for current employees vest as follows:

Less than two years	—%
Two years	20
Three years	40
Four years	60
Five years	80
Six or more years	100

Forfeited balances are used to reduce future Con-way contributions. At December 31, 2010 and 2009, forfeitures totaling $224,000 and $113,000, respectively, were available to reduce future contributions. In 2010, there were no forfeitures used.

(f)	Notes Receivable from Participants

The Plan has a loan provision allowing participants access to funds. Loans can be no less than $1,000 and cannot exceed the lesser of $50,000 or 50% of a participant’s vested account balance (subject to administrative adjustment to assure compliance with the 50% limit). Loans can be made for a term not to exceed 4-1/2 years. Loans outstanding at December 31, 2010 bear interest at rates ranging from 4.25% to 10.00%. Principal and interest are paid ratably through payroll deductions. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

(g)	Payments and Benefits

Participants can receive a total distribution from their accounts upon death or termination of employment. Disabled participants can receive a partial distribution of their accounts, provided they qualify for benefits under Con-way’s long-term disability coverage. Other types of withdrawals are permitted by the Plan in limited situations. Participants can elect to have their accounts distributed in a single lump sum or in a series of substantially equal annual installments, as defined by the Plan. Distributions will be made in cash except that participant accounts invested in Con-way Common Stock can, at the direction of the participant, be paid in shares.

(h)	Plan Termination

Although Con-way has no current intention to terminate the Plan, it may do so at any time by resolution of the Board of Directors. In the event that the Plan is terminated, the net assets of the Plan shall be distributed to participants in the amount credited to their accounts.

CON-WAY 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting.

(b)	Investments

The Plan offers various investments in securities that are generally exposed to various risks, such as interest-rate, credit and overall market-volatility risks. Investments are reported at fair value. Due to the risk associated with certain investment securities, it is reasonably possible that the value of investment securities will change and that such changes could materially affect amounts reported in the statements of net assets available for benefits.

(c)	Income Recognition

The annual change in market value, including realized gains and losses, is reported in net appreciation in fair value of investments in the accompanying statement of changes in net assets available for benefits.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade-date basis.

(d)	Operating Expenses

During 2010, administrative expenses of the Plan were paid by Con-way and by Plan participants. Participant payments of administrative expenses were collected in administrative fees through a reduction in certain funds’ net asset value and paid directly to the Trustee. Certain funds also charge investment management fees in accordance with each fund’s prospectus, through a reduction in the funds’ net asset value.

(e)	Payment of Benefits

Benefits paid to participants are recorded upon distribution.

(f)	Estimates

Con-way makes estimates and assumptions when preparing the financial statements in conformity with U.S. generally accepted accounting principles. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

(g)	Adoption of New Accounting Standards

In September 2010, the FASB issued Accounting Standards Update (ASU) 2010-25, “Plan Accounting-Defined Contribution Pension Plans.” The ASU was codified into the “Plan Accounting-Defined Contribution Pension Plans” topic of the FASB Accounting Standards Codification and requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued interest. The accounting guidance in ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and requires reclassification of all periods presented. Accordingly, participant loans are reported as receivables in the statements of net assets available for benefits and the prior-year balance has been reclassified to conform to the current-year presentation.

CON-WAY 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(3)	Fair-Value Measurements

Assets and liabilities reported at fair value are classified in one of the following three levels within the fair-value hierarchy:

Level 1 – Quoted market prices in active markets for identical assets or liabilities

Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data

Level 3 – Unobservable inputs that are not corroborated by market data

    The following table summarizes the valuation of Plan assets within the fair-value hierarchy:

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Shares in registered
investment companies
U.S. large company growth	$3,705,090	$—	$—	$3,705,090
U.S. large company value	1,150,222	—	—	1,150,222
U.S. small company growth	409,616	—	—	409,616
International equity	1,157,026	—	—	1,157,026
Targeted retirement date	23,063,094	—	—	23,063,094
Fixed income	1,656,799	—	—	1,656,799
Total registered investment
companies	31,141,847	—	—	31,141,847
Common trust funds
U.S. equity index	—	474,056	—	474,056
Balanced	—	386,353	—	386,353
Fixed income	—	606,602	—	606,602
Money market	—	4,027,984	—	4,027,984
Total common trust funds	—	5,494,995	—	5,494,995

Con-way Common Stock	1,883,015	—	—	1,883,015
Total assets at fair value	$33,024,862	$5,494,995	$—	$38,519,857

CON-WAY 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Shares in registered
investment companies
U.S. large company growth	$3,454,068	$—	$—	$3,454,068
U.S. large company value	1,076,585	—	—	1,076,585
U.S. small company growth	356,629	—	—	356,629
International equity	1,198,692	—	—	1,198,692
Targeted retirement date	22,869,578	—	—	22,869,578
Fixed income	1,755,779	—	—	1,755,779
Total registered investment
companies	30,711,331	—	—	30,711,331
Common trust funds
U.S. equity index	—	578,180	—	578,180
Balanced	—	365,785	—	365,785
Fixed income	—	460,124	—	460,124
Money market	—	4,412,591	—	4,412,591
Total common trust funds	—	5,816,680	—	5,816,680

Con-way Common Stock	1,873,547	—	—	1,873,547
Total assets at fair value	$32,584,878	$5,816,680	$—	$38,401,558

Registered investment companies are stated at fair value, based on their published net asset value. These registered investment companies are publicly traded and are considered to have readily determinable fair values. Common and collective trusts are not publicly traded and do not have readily determinable fair values.  Accordingly, common and collective trusts are valued at their net asset value per unit based on the value of the underlying investments.  Investments in common and collective trusts can generally be redeemed without restriction; however, in certain cases, redemption or purchase may be limited to prevent excess and/or short-term trading. Con-way Common Stock is stated at fair value based on the quoted market price.

CON-WAY 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(4)	Investments

The following investments represent 5% or more of the Plan’s net assets.

	December 31
	2010	2009
Shares in registered investment companies:
T. Rowe Price Growth Stock Fund, 67,839 and
74,084 shares, respectively	$2,181,024	$2,038,061
T. Rowe Price Retirement 2010 Fund, 108,506
and 156,008 shares, respectively	1,664,481	2,176,313
T. Rowe Price Retirement 2015 Fund, 406,331
and 438,756 shares, respectively	4,831,273	4,681,524
T. Rowe Price Retirement 2020 Fund, 329,221
and 357,325 shares, respectively	5,412,394	5,216,940
T. Rowe Price Retirement 2025 Fund, 300,353
and 336,965 shares, respectively	3,616,244	3,575,194
T. Rowe Price Retirement 2030 Fund, 201,760
and 205,357 shares, respectively	3,486,415	3,104,996
Common trust funds:
T. Rowe Price U.S. Treasury Money Market Trust,
4,027,984 and 4,412,591 shares, respectively	4,027,984	4,412,591

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Shares in registered investment companies	$3,587,037
Common trust funds	133,254
Con-way Common Stock	88,116
$3,808,407

(5)	Income Tax Status

The Internal Revenue Service (IRS) has determined and informed Con-way by a letter dated October 3, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, Con-way believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, Con-way believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date. In 2009, the Plan applied for a new determination letter in accordance with IRS requirements. The IRS has acknowledged receipt of the Plan’s application. To date, the Plan has not received any comments from the IRS on its application.

(6)	Related-Party Transactions

Certain Plan investments are shares in registered investment companies and common trust funds managed by T. Rowe Price, the Plan trustee, as defined. Therefore, these investments and investment transactions qualify as party-in-interest transactions.

				Schedule I
CON-WAY 401(k) PLAN
EIN 94-1444798
Plan No. 012
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010
	Identity of
	issue borrower,
	lessor, or	Description of investment including maturity date, rate of		Current
	similar party	interest, collateral, par, or maturity value	Cost	value
		Shares in registered investment companies:
*	T. Rowe Price	Growth Stock Fund (67,839.006 shares)	$1,875,372	$2,181,024
*	T. Rowe Price	Equity Income Fund (48,553.052 shares)	1,021,170	1,150,222
*	T. Rowe Price	Science and Technology Fund (56,825.743 shares)	1,261,766	1,524,066
*	T. Rowe Price	Small-Cap Stock Fund (11,897.061 shares)	329,519	409,616
*	T. Rowe Price	Retirement 2005 Fund (60,216.802 shares)	630,491	682,859
*	T. Rowe Price	Retirement 2010 Fund (108,505.940 shares)	1,522,298	1,664,481
*	T. Rowe Price	Retirement 2015 Fund (406,330.779 shares)	4,355,457	4,831,273
*	T. Rowe Price	Retirement 2020 Fund (329,221.048 shares)	4,832,949	5,412,394
*	T. Rowe Price	Retirement 2025 Fund (300,352.527 shares)	3,210,518	3,616,244
*	T. Rowe Price	Retirement 2030 Fund (201,760.143 shares)	3,070,382	3,486,415
*	T. Rowe Price	Retirement 2035 Fund (100,058.925 shares)	1,073,010	1,223,721
*	T. Rowe Price	Retirement 2040 Fund (79,741.555 shares)	1,215,393	1,389,098
*	T. Rowe Price	Retirement 2045 Fund (31,626.416 shares)	321,975	367,183
*	T. Rowe Price	Retirement 2050 Fund (7,504.993 shares)	64,236	73,099
*	T. Rowe Price	Retirement 2055 Fund (3,042.491 shares)	26,108	29,299
*	T. Rowe Price	Retirement Income Fund (21,893.823 shares)	268,385	287,028
	PIMCO	PIMCO Total Return Institutional Fund (152,700.358 shares)	1,658,253	1,656,799
	Dodge & Cox	Dodge & Cox International Stock Fund (32,400.603 shares)	1,036,792	1,157,026
		Common trust funds:
*	T. Rowe Price	Equity Index Trust Class C (35,859.013 shares)	413,765	474,056
*	T. Rowe Price	Bond Index Trust (20,213.319 shares)	581,495	606,602
*	T. Rowe Price	U.S. Treasury Money Market Trust (4,027,984.180 shares)	4,027,984	4,027,984
*	T. Rowe Price	Retirement Strategy Trust – Balanced (12,210.904 shares)	350,569	386,353
		Common stock:
*	Con-way Inc.	Con-way Common Stock (51,490.737 shares)	1,774,906	1,883,015
		Participant loans:
*	Plan participants	Participant loans with interest from 4.25% to 10.00%
		and maturity dates through 2015	—	1,695,802
		Total investments		$40,215,659
*	Represents a party-in-interest as of December 31, 2010.
Note: Cost is calculated using the current value rolling-average cost method.
See accompanying report of independent registered public accounting firm.